

December 13, 2012

<u>Via E-mail</u>
Martin J. Gerrety
Treasurer and Assistant Secretary
The Bank of Kentucky Financial Corporation
111 Lookout Farm Drive
Crestview Hills, KY 41017

      Re: The Bank of Kentucky Financial Corporation
                  Form 10-K for the Year Ended December 31, 2011
                  Filed March 9, 2012
                  Form 10-Q for the Quarter Ended September 30, 2012
                  Filed November 6, 2012
                  File No. 001-34214

Dear Mr. Gerrety:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s John P. Nolan

                                  John P. Nolan
                                  Senior Assistant Chief Accountant